UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2013

Commission File Number: 333-06208

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzliya 46733, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference into the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504, 333-150015, 333-163355 and 333- 185681) as amended, filed by the Registrant under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by the Registrant under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to this Form 6-K and incorporated by reference herein is the Registrant’s immediate report dated January 31, 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD.
(Registrant)
By:	/s/ Matt Bell
Matt Bell
President and Chief Executive Officer

Dated: January 31, 2013

BluePhoenix Taps Industry Veteran Rick Oppedisano To Lead Marketing

Herzlia, Israel – January 31, 2013- BluePhoenix (www.bphx.com) (NASDAQ: BPHX), the global leader in legacy language and database translation, hired Rick Oppedisano as the new Vice President of Marketing.

BluePhoenix’s recent investments enabled the company to build out its executive management team with proven industry experts.  Oppedisano has specialized in developing high-growth technology brands, executing worldwide marketing and sales functions including marketing strategy, sales modeling and channel development.  He has led teams in developing cutting-edge marketing automation capabilities, metrics, website re-architecture, and complete company re-branding.

Prior to BluePhoenix, Oppedisano worked with Azaleos Corporation, holding roles in marketing, product management and global channel sales.  He played a critical role in the company’s merger with M3 Technology Group in 2009 and developed global partnerships directly linked to significant revenue growth.  In 2011, Azaleos was named the 28th Fastest Growing Tech company by Deloitte, achieving growth of nearly 6000%.  In 2012, the company was acquired by Avanade.

“Rick was a valued member of the team, and contributed broadly to Azaleos’ market positioning, sales and marketing operations,” says Joel Lanik of Frontier Capital, a stakeholder in Azaleos.

“We are extremely excited to add Rick to our team,” said Matt Bell, BluePhoenix CEO. “He brings a great mix of experience, vision and proven results to our marketing department. We are thankful he is here to help guide BluePhoenix’s growth.”

Some of Oppedisano’s 2013 goals revolve around increasing BluePhoenix’s brand awareness, while also positioning the company as a leader in the space of legacy language and database translation.  He will focus on driving lead generation for BluePhoenix’s sales team and also on partner enablement.

About BluePhoenix Solutions

BluePhoenix Solutions Ltd. (NASDAQ: BPHX) is the leading provider of legacy language and database translation. The BluePhoenix portfolio includes a comprehensive suite of tools and services for automated database and application migration. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to minimize risk and provide a clear path from legacy platforms like COBOL, Natural/Adabas and others to modern solutions like SQL, DB2, Java and more.  BluePhoenix customers come from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail.  BluePhoenix has 6 offices in the USA, UK, Italy, Romania, and Israel.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this release may be deemed forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal Securities laws. You can identify these and other forward-looking statements by the use of words such as “may,” “will,” “plans,” “believes,” “estimates,” “expects," “predicts”, “intends,”  the negative of such terms, or other comparable terminology. Because such statements deal with future events, plans, projections, or future performance of the Company, they are subject to various risks and uncertainties that could cause actual results to differ materially from the Company’s current expectations. These risks and uncertainties include but are not limited to: the effects of the global economic and financial trends; market demand for the Company’s products; successful implementation of the Company’s products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and such other risks and uncertainties as identified in BluePhoenix’s most recent Annual Report on Form 20-F and other reports filed by it with the SEC. Except as otherwise required by law, BluePhoenix undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.